UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Evans & Sutherland Computer Corporation

(Name of Issuer)

Common Stock, $0.20 par value

(Title of Class of Securities)

299096107

(CUSIP Number)

Shaun Miller

Corporate Secretary

Elevate Entertainment Inc.

4143 Maple Avenue, Suite 400

Dallas, Texas 75219

Telephone: (214) 301-4250

Copy to:

James R. Griffin, Esq.

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, TX 75201

(214) 746-7779

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 299096107		13D

1	Names of Reporting Persons STEPHEN T. WINN

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 10,597,554 (see Item 4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,597,554 (see Item 4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,597,554 (see Item 4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 92.3%

14	Type of Reporting Person IN

CUSIP No. 299096107		13D

1	Names of Reporting Persons MIRASOL CAPITAL, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 10,597,554 (see Item 4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,597,554 (see Item 4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,597,554 (see Item 4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 92.3%

14	Type of Reporting Person OO

CUSIP No. 299096107		13D

1	Names of Reporting Persons ELEVATE ENTERTAINMENT HOLDINGS INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 10,597,554 (see Item 4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,597,554 (see Item 4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,597,554 (see Item 4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 92.3%

14	Type of Reporting Person CO, HC

CUSIP No. 299096107		13D

1	Names of Reporting Persons ELEVATE ENTERTAINMENT INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 10,597,554 (see Item 4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,597,554 (see Item 4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,597,554 (see Item 4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 92.3%

14	Type of Reporting Person CO, HC

CUSIP No. 299096107		13D

1	Names of Reporting Persons ELEVATE ACQUISITION CORPORATION

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 10,597,554 (see Item 4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,597,554 (see Item 4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,597,554 (see Item 4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 92.3%

14	Type of Reporting Person CO

EXPLANATORY FOOTNOTE

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.20 (the “Shares”), of Evans & Sutherland Computer Corporation (the “Issuer”) and amends the initial statement on Schedule 13D filed on February 19, 2020 (the “Original 13D”), as amended by Amendment No. 1 to the Original 13D filed on March 2, 2020 (“Amendment No. 1”) and Amendment No. 2 to the Original 13D filed on March 26, 2020 (“Amendment No. 2” and, together with the Original 13D, Amendment No. 1 and this Amendment, the “Schedule 13D”). Unless otherwise specified, capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original 13D.

In connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of February 9, 2020, by and among Evans & Sutherland Computer Corporation (the “Issuer”), Elevate Entertainment Inc. and Elevate Acquisition Corporation (“Purchaser”), Purchaser offered to purchase all of the issued and outstanding shares of common stock, par value, $0.20 per share (the “Shares”), of the Issuer, at a purchase price of $1.19 per Share net to the seller in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer and withdrawal rights expired as scheduled at 12:00 midnight, Eastern Time, at the end of the day on March 25, 2020 (the “Expiration Time”), without being extended. The conditions to the Offer were satisfied at the Expiration Time and, as a result, Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

Item 4.                                 Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

“On March 31, 2020, following the expiration of the delivery period provided in the Notice of Guaranteed Delivery, Purchaser accepted for payment 27,067 Shares tendered by Notice of Guaranteed Delivery, representing approximately 0.18% of the aggregate number of then issued and outstanding Shares.”

Item 5.                                 Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) and (b) As of the date of this Amendment, (i) the Reporting Persons acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owned 92.3% of the outstanding Shares and (ii) the Reporting Persons had sole power to vote and dispose of 92.3% of the Shares.

(c) Except for the Tender and Support Agreements and the transactions described in the Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.”

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2020

Stephen T. Winn

/s/ Stephen T. Winn

Mirasol Capital, LLC

By:	/s/ Jeb Terry Jr.

	Name:	Jeb Terry Jr.
	Title:	Managing Director

Elevate Entertainment Holdings Inc.

By:	/s/ Jeb Terry Jr.

	Name:	Jeb Terry Jr.
	Title:	President and Chief Executive Officer

Elevate Entertainment Inc.

By:	/s/ Jeb Terry Jr.

	Name:	Jeb Terry Jr.
	Title:	President and Chief Executive Officer

Elevate Acquisition Corporation

By:	/s/ Jeb Terry Jr.

	Name:	Jeb Terry Jr.
	Title:	President and Chief Executive Officer